UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 20, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Posting of Stillwater transaction circular and Notice of General Meeting

Westonaria, 20 March 2017: Sibanye Gold Limited ("Sibanye"), is pleased to advise that a circular ("Circular") containing, *inter alia*, the details of the proposed acquisition of Stillwater Mining Company (NYSE: SWC) ("Stillwater"), which was announced on 9 December 2016 (the "Transaction") and a notice convening the general meeting ("General Meeting") and a form of proxy, has been posted to Sibanye Shareholders today, 20 March 2017.

A copy of the Circular can be found at https://www.sibanyegold.co.za/investors/manage-your-shares/company-documents-circulars.

Notice of General Meeting

Notice is hereby given to Sibanye Shareholders that a General Meeting of Sibanye Shareholders will be held at the Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on Tuesday, 25 April at 09:00 (CAT) to consider and, if deemed fit, pass, with or without amendment, the resolutions set out in the Circular to, *inter alia*, give effect to the Transaction.

The salient dates and times relating to the General Meeting are set out below:

Last day and time to give notice to participate in the General Meeting electronically by 09:00 (CAT) on	Friday, 7 April 2017
Last day to trade ("LDT") in order to be eligible to participate and vote at the General Meeting......................	Monday, 10 April 2017
Record date to determine Sibanye Shareholders eligible to participate in and vote at the General Meeting..................	Thursday, 13 April 2017
Last day and time to lodge forms of proxy with the Transfer Secretaries, by 09:00 (CAT) on	Friday, 21 April 2017
General Meeting of Sibanye Shareholders at 09:00 (CAT) on	Tuesday, 25 April 2017
Results of General Meeting released on SENS......................	Tuesday, 25 April 2017
Results of General Meeting published in the South African press	Wednesday, 26 April 2017

Forward-looking Statements

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to expected timings of the Transaction (including completion), wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements including, without limitation: Sibanye's or Stillwater's ability to complete the proposed Transaction; the inability to complete the proposed Transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement; and the inability to complete the proposed Transaction due to failure to obtain CFIUS clearance. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye's filings with the JSE and the SEC, including in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2015 and the Integrated Annual Report 2015. These forward-looking statements speak only as of the date of this announcement. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed Transaction, Sibanye has posted the Circular to its shareholders and Stillwater has filed with the Securities and Exchange Commission (the "SEC") relevant materials, including a proxy statement. The Circular and other relevant documents have been sent or otherwise disseminated to Sibanye's shareholders and contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE CIRCULAR AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater's shareholders and contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Sibanye shareholders may obtain free copies of the Circular by going to Sibanye's website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater's website at https://stillwatermining.com/.

Participants in the Solicitation

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye's and Stillwater's respective shareholders in connection with the proposed Transaction. Sibanye's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2015, which was filed with the SEC on 21 March 2016. Stillwater's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater's Annual Report on Form 10-K for the fiscal year ended 31 December 2015, which was

filed with the SEC on 22 February 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction is included in the proxy statement that Stillwater has filed with the SEC.

About Sibanye Gold Limited

Sibanye is an independent mining group domiciled in South Africa, which currently owns and operates gold, uranium and platinum group metals ("PGMs") operations and projects throughout the Witwatersrand Basin and the western limb of the Bushveld Complex in South Africa. In addition, Sibanye is a 50 percent joint venture partner in Mimosa, a PGM operation in Zimbabwe. Sibanye is the largest individual producer of gold from South Africa, one of the ten largest gold producers globally and the world's fifth largest producer of PGMs. Sibanye's corporate office is located close to Westonaria, in the province of Gauteng, near its West Wits operations. Sibanye's shares are traded on the JSE under the symbol "SGL" and its American Depositary Receipts are traded on the NYSE under the symbol "SBGL".

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. miner of PGMs and the largest primary producer of PGMs outside of South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewelry, dentistry, medicine and coinage. Stillwater is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognized as the J-M Reef. The J-M Reef is the only known significant source of PGMs in the U.S. and the highest-grade PGM resource known in the world. Stillwater also recycles PGMs from spent catalytic converters and other industrial sources. Stillwater owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of Argentina. Stillwater's shares are traded on the New York Stock Exchange under the symbol "SWC".

Ends.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 20, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer